[redacted]

09058898

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2009
Washington, DC
110

SEC FILE NUMBER
8 - 38505

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Commonwealth Associates, [redacted]

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

830 Third Ave
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Downey (212) 829 -5801
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. COHN LLP
(Name -- *if individual, state last, first, middle name*)

1212 AVENUE OF THE AMERICAS (Address) NEW YORK (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB 3/9

BP 3/17

OATH OR AFFIRMATION

I, Thomas Downey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commonwealth Associates, LP, as of December 31 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BONNIE BETH GIUSTO
Notary Public - State of New York
No. 01GI6137509
Qualified in New York County
My Comm. Expires Nov. 28, 2009

Signature

Controller
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMMONWEALTH ASSOCIATES, L.P. AND SUBSIDIARIES

Index

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com ▪ 888-542-6461 ▪ fax 888-542-3291

Report of Independent Public Accountants

To the Partners
Commonwealth Associates, L.P.

We have audited the accompanying consolidated statements of financial condition of Commonwealth Associates, L.P. and Subsidiaries (the "Partnership") as of December 31, 2008, and the related consolidated statements of operations, changes in partners' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Comonwealth Associates, L.P. and Subsidiaries as of December 31, 2008, and their results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 9 to the consolidated financial statements, partners' capital as of January 1, 2008 has been adjusted for the effects of the adoption of Statement of Financial Accounting Standards No. 157, "Fair Value Measurements," and a prior period adjustment.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.H. Cohn LLP

New York, New York
February 27, 2009

COMMONWEALTH ASSOCIATES, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$ 755,000
Restricted cash	171,694
Securities owned, at fair value	1,783,202
Other receivables	351,044
Due from affiliates	227,501
Note receivable from Commonwealth Management, LLC	137,010
Prepaid and other assets	78,540
Equipment and furniture, net	6,300
Total	$ 3,510,291

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:	
Accrued expenses and other current liabilities	$ 459,336
Commitment and contingencies	
Partners' capital	3,050,955
Total	$ 3,510,291

See Notes to Consolidated Financial Statements.

COMMONWEALTH ASSOCIATES, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2008

Revenues:	
Commissions	$ 997,317
Investment banking, advisory and finders fees	2,687,798
Trading losses, net	(2,161,288)
Interest and dividends	58,829
Other	187,101
Total	1,769,757
Expenses:	
Compensation and benefits	2,203,661
General and administrative	274,094
Occupancy and equipment rental	382,576
Communication	80,749
Travel and entertainment	169,415
Professional fees	466,221
Total	3,576,716
Net loss	$ (1,806,959)

See Notes to Consolidated Financial Statements.

COMMONWEALTH ASSOCIATES, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS' CAPITAL
YEAR ENDED DECEMBER 31, 2008

Partners' capital - December 31, 2007, as previously reported	$ 4,572,531
Cumulative effect of change in fair value - pursuant to provisions of SFAS 157	29,372
Prior period adjustment	(21,948)
Partners' capital - January 1, 2008, as restated and adjusted	4,579,955
Capital contributions	777,959
Capital distributions	(500,000)
Net loss	(1,806,959)
Partners' capital - December 31, 2008	$ 3,050,955

See Notes to Consolidated Financial Statements.

COMMONWEALTH ASSOCIATES, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities:	
Net loss	$ (1,806,959)
Realized and unrealized trading gains and losses	2,161,288
Securities received as consideration	(290,281)
Depreciation	868
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in:	
Restricted cash	(171,694)
Securities owned	(1,023,311)
Due from brokers and other receivables	(349,880)
Due from affiliates	18,207
Due to affiliates	(559,449)
Prepaid and other assets	500,299
Accrued expenses and other current liabilities	(250,824)
Net cash used in operating activities	(1,771,736)
Cash flows from investing activities:	
Acquisition of equipment and furniture	(7,168)
Note receivable from Commonwealth Management, LLC	41,333
Net cash provided by investing activities	34,165
Cash flows from financing activities:	
Capital contributions	777,959
Capital distributions	(500,000)
Net cash provided by financing activities	277,959
Net decrease in cash and cash equivalents	(1,459,612)
Cash and cash equivalents - January 1, 2008	2,214,612
Cash and cash equivalents - December 31, 2008	$ 755,000

See Notes to Consolidated Financial Statements.

Note 1 - Organization and summary of significant accounting policies:

Organization:

Commonwealth Associates, L.P. ("Commonwealth") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Commonwealth is a New York limited partnership, whose general partner is Commonwealth Management, LLC. These consolidated financial statements include Commonwealth's wholly-owned inactive subsidiaries, COMW Acquisition Corp. and Frontier Asset Management, LLC (collectively, the "Partnership"). Intercompany balances and transactions have been eliminated upon consolidation.

The Partnership does not carry accounts for customers or perform custodial functions related to securities. The Partnership's primary business is investment advisory and banking services. Accordingly, the Partnership claims exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii).

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Partnership's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents:

At December 31, 2008, cash and cash equivalents consisted of checking, interest bearing accounts, and government securities with a maturity of three months or less. From time to time during 2008, the Partnership had cash balances in excess of the Federally insured limits. As of December 31, 2008, the Partnership's cash balances were within Federally insured limits.

Equipment and furniture:

Furniture, computer equipment, and other property are carried at cost and depreciated over their estimated useful lives using the straight-line method. The estimated useful lives of certain depreciable assets are as follows: furniture - five years; and computer equipment - three years. Leasehold improvements are amortized over the shorter of their estimated useful lives or the related lease term. Accumulated depreciation was $868 as of December 31, 2008.

Revenue recognition:

Securities transactions and related commission revenue are recorded on a trade-date basis.

Investment banking income includes fees earned for financial advisory services and fees earned for introducing clients to funds. Underwriting and placement fees are earned at the time the underwriting or placement is completed.

Note 1 - Organization and summary of significant accounting policies (continued):

Statement of cash flows:

For purposes of the statement of cash flows, the Partnership considers all highly liquid debt instruments and government securities purchased with a maturity of three months or less to be cash equivalents.

Fair value measurements:

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). SFAS 157 emphasizes that fair value is a market-based measurement that should be determined based on the assumptions market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, SFAS 157 establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). Valuation techniques used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide information on an ongoing basis.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability. Level 2 inputs include the following:

a. Quoted prices for similar assets or liabilities in active markets
b. Quoted prices for identical or similar assets or liabilities in markets that are not active
c. Inputs other than quoted prices that are observable for the asset or liability
d. Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Note 1 - Organization and summary of significant accounting policies (continued):

Fair value measurements (concluded):

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances, which might include the reporting entity's own data. However, market participant assumptions cannot be ignored and, accordingly, the reporting entity's own data used to develop unobservable inputs are adjusted if information is reasonably available without undue cost and effort that indicates that market participants would use different assumptions.

The fair value hierarchy of SFAS 157 gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

As of December 31, 2007, the Partnership had recorded a blockage discount as defined in SFAS 157 of $29,372. Accordingly, the blockage discount was eliminated and recorded as a cumulative adjustment due to a change in accounting principle in accordance with SFAS 157.

Securities owned:

Marketable securities owned which are traded on an exchange are valued based upon the last quoted sales price on the measurement date. Securities for which market quotation are not readily available (nonmarketable) and warrants are valued at their estimated fair value in accordance with the Partnerships' Valuation Policy. The valuation procedures applied to these nonmarketable securities and warrants include techniques such as a market approach using multiples of adjusted earnings of the entity, the pricing used to value the entity in a recent financing transaction or discounted cash flows. United States Treasury Securities are valued based upon quoted prices in active markets.

Unrealized gains/losses and realized gains/losses on securities are reflected in trading income (losses) on the statement of operations.

Income taxes:

The results of operations of the Partnership are includable in the taxable income of the individual partners and, accordingly, no provision for Federal and state income taxes has been made in the financial statements. The Partnership may be subject to New York City Unincorporated Business Tax (see Note 6).

Income and losses for tax purposes may differ from the financial statements amounts. Partners' capital reflected in the accompanying financial statements does not necessarily represent the partners' tax basis of their respective interests.

Note 1 - Organization and summary of significant accounting policies (concluded):

New accounting pronouncement:

In June 2006, Financial Accounting Standards Board ("FASB") Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - An Interpretation of SFAS No. 109," was issued. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FASB Staff Position ("FSP") FIN 48-3 deferred adoption of FIN 48 for most nonpublic enterprises to annual periods beginning after December 15, 2008. Many pass-through entities have not previously applied the provisions of SFAS No. 109 and during the deferral period the FASB plans to issue guidance on how to apply the provisions of FIN 48 to these entities. The Partnership, pursuant to the FSP, has elected to defer its application until its required effective date of January 1, 2009. Management will evaluate the financial impact of applying the provisions of FIN 48 to all positions when the FASB guidance becomes available.

The accompanying financial statements have been prepared from the separate records maintained by the Partnership and, due to certain transactions and agreements with affiliated entities, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Partnership operated as an unaffiliated entity.

Note 2 - Securities owned:

Securities owned represent positions in marketable and nonmarketable securities taken for trading and investment purposes. A summary of those positions as of December 31, 2008 follows:

	Securities Owned
Marketable securities, at fair value:	
Common stocks	$ 174,666
United States Treasury Bills due April 23, 2009	999,703
Total	1,174,369
Nonmarketable securities, at estimated fair value:	
Common stocks	529,799
Warrants received in connection with investment banking transactions, at estimated fair value	79,034
Total	$1,783,202

Note 2 - Securities owned (concluded):

For nonmarketable securities and warrants, the estimated fair values are based on available information and may not necessarily represent amounts that will be ultimately realized through distribution, sale or liquidation of the investments.

Note 3 - Fair value measurements:

The Company's assets and liabilities measured at fair value at December 31, 2008 have been categorized in the table below based upon the fair value hierarchy in accordance with SFAS 157.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance December 31, 2008
Assets				
Marketable securities	$1,174,369			$ 1,174,369
Nonmarketable securities			$529,799	529,799
Warrants			79,034	79,034
Totals	$1,174,369	$ -	$608,833	$1,783,202

Changes in assets and liabilities measured at fair value using Level 3 inputs for the year ended December 31, 2008 are as follows:

	Balance, January 1, 2008	Net Realized and Unrealized Gains (Losses)	Purchases, Sales and Settlements (Net)	Net Transfers In and/or (Out) of Level 3	Balance, December 31, 2008	Change in Unrealized Gains (Losses) for Investments Still Held at December 31, 2008
Assets						
Marketable securities						
Nonmarketable securities	$2,403,467	$(1,761,131)	$(112,537)		$529,799	$(1,761,131)
Warrants		(211,247)	290,281		79,034	(211,247)
Totals	$2,403,467	$(1,972,378)	$ 177,744	$-	$608,833	$(1,972,378)

Note 4 - Related parties:

The Partnership is involved in transactions with entities under common ownership ("affiliates"). The Partnership shares the cost of certain aspects of infrastructure and the services of certain personnel with affiliates. Costs for those services and personnel are allocated to the Partnership and the affiliated entities based on estimated usage of services. During the year ended December 31, 2008, the Partnership was charged approximately $181,000 for such shared costs, which are classified in specific expenses on the statement of operations. In addition, the Partnership charges affiliates for the use of space within its premises. During the year ended December 31, 2008, the Partnership charged approximately $120,000 for the shared space.

Note 4 - Related parties (concluded):

The Partnership provides certain advisory and investor relations services to affiliates. In connection with those services the Partnership received compensation for the year ended December 31, 2008 of $1,365,486. At December 31, 2008 the Partnership was owed $197,047 from affiliates relating primarily to such services. Other receivables include placement agent fees receivable for such services in the amount of $350,787.

The Partnership has a loan outstanding from Commonwealth Management LLC, its General Partner in the amount of $115,000 plus accrued interest of $22,010. Such loan is payable on demand and bears interest at the rate of 10%. Interest income earned on this note for the year ended December 31, 2008 amounted to $13,610.

Due from affiliates includes amounts due the Partnership related to services provided as discussed above.

The Partnership's General Partner and its limited partners have entered into agreements that will effectively transfer their ownership interests in the Partnership to a newly formed holding company, Commonwealth Associates Holdings, LLC ("Holdings"). Such transfer became effective January 1, 2009.

Note 5 - Commitments and contingencies:

Litigation:

The Partnership is involved, from time to time, in proceedings with and investigations by, governmental agencies and self-regulatory organizations. As of December 31, 2008, there are no such proceedings or investigations.

Leases:

Effective January 1, 2007, the Partnership entered into an operating lease for its principal office expiring on January 31, 2013. Future minimum lease payments required as of December 31, 2008 are as follows:

Year Ending December 31,	Amount
2009	$ 342,000
2010	342,000
2011	342,000
2012	342,000
2013	28,500
Total	$1,396,500

The Partnership is the guarantor for a letter of credit issued by a bank in favor of the landlord for its principal office lease. The letter of credit is for $171,000 and is to remain in place for the term of the lease, subject to reduction in amount on the second anniversary. Restricted cash includes $171,650 that was pledged to the bank to secure this letter of credit.

Rent expense, included in occupancy and equipment rental in the statement of operations, was $349,080 for the year ended December 31, 2008.

Note 6 - Income taxes:

As a limited partnership, the Partnership is not subject to federal and state income taxes as a separate entity. In addition, the Partnership's subsidiaries are inactive. Accordingly, there is no provision for federal and state income taxes presented in the accompanying financial statements. The partners are required to report their respective shares of Partnership income or loss in their individual income tax returns.

The Partnership may be subject to New York City Unincorporated Business Tax; however, it has available approximately $5,800,000 of net operating loss carryforwards which may be applied against future taxable income. The ability to utilize certain amounts of this net operating loss may be limited due to ownership changes in prior years. These carryforwards begin to expire in December 2022.

Deferred income taxes reflect the impact of "temporary difference" between the amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax law and regulations. The deferred tax asset results principally from the unused net operating loss carryforwards and unrealized losses on securities owned. Such amount has been fully reserved by the Partnership as its ultimate utilization is doubtful. The valuation allowance increased by $76,000 during 2008.

The total of all deferred tax assets is as follows:

Deferred tax asset	$ 321,000
Valuation allowance	(321,000)
Net deferred tax assets	$ -

Note 7 - Off-balance-sheet risk and concentration of credit risk:

As a nonclearing broker, the Partnership has its securities transactions cleared through other broker-dealers and substantially all of the Company's securities positions are held at the clearing broker. Recognizing the concentration of credit risk that this implies, the Partnership utilizes a clearing broker that is highly capitalized and is a member of major securities exchanges.

Note 8 - Partners' capital:

During 2008, the Partnership adjusted its opening Partners' Capital balance in accordance with the provisions of SFAS 157. The adjustment related to the blockage discount recorded as of December 31, 2007. Pursuant to SFAS 157, the quoted price should not be adjusted because of the size of the position relative to the trading volume. Pursuant to SFAS 157, this amount is reported as a cumulative effect adjustment. In addition, during the year ended December 31, 2008, management determined that an expense paid in the current year related to the prior year consolidated financial statements. The effect of the adjustment as of December was an increase in accrued expenses of $21,948 and a decrease in retained earnings of $21,948. Had the error not occurred, net profit for the year ended December 31, 2007 would have been decreased by $21,948.

Note 8 - Partners' capital (concluded):

A reconciliation of Partners' Capital as of January 1, 2008 is as follows:

Partners' Capital – December 31, 2008 as previously reported	$4,572,531
Prior period adjustment	(21,948)
Adjustment for retrospective application of SFAS 157	29,372
Partners' Capital – January 1, 2008 as restated and adjusted	$4,579,955

Generally, net income or loss is allocated to the partners in proportion to their Percentage Partnership interests, except that the allocation of loss is limited to the extent of income previously allocated. To the extent that the Partnership had Available Cash in any given year (defined in the Partnership Agreement as net cash receipts in excess of net cash disbursements), 50% of such amount will be distributed to the Partners. Otherwise, the Partners are not entitled to withdraw their capital without the approval of the General Partner, further subject to the Partnership maintaining its required net capital pursuant to SEC Rule 15c3-1.

Note 9 - Net capital requirements:

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Partnership had regulatory net capital of $1,279,784 which exceeds the Partnership's minimum regulatory net capital requirement of $30,622 by $1,249,162. The Partnership's ratio of aggregate indebtedness to net capital was .36 to 1 as of December 31, 2008.

Note 10- Subsequent events:

During January 2009, the Partnership distributed $250,000 to Holdings.

COMMONWEALTH ASSOCIATES, L.P. AND SUBSIDIARIES

SCHEDULE OF COMPUTATION OF NET CAPITAL
PURSUANT TO SEC RULE 15c3-1
DECEMBER 31, 2008

Net capital:	
Partners' capital	$ 3,050,955
Nonallowable assets	
Restricted cash	171,694
Securities owned	783,499
Other receivables	351,044
Due from affiliates	227,501
Note receivable from Commonwealth Management LLC	137,010
Prepaid and other assets	78,540
Equipment and furniture, net	6,300
Other charges	10,584
Total	1,766,172
Net capital before haircuts on securities positions	1,284,783
Haircuts on securities positions, including undue concentration	4,999
Net capital	$ 1,279,784
Computation of basic net capital requirement:	
Minimum net capital requirement of 6-2/3% of aggregate indebtedness of $459,336 or $5,000	$ 30,622
Excess net capital	$ 1,249,162
Excess net capital at 1000%	$ 1,233,850
Aggregate indebtedness	
Accrued expenses and other liabilities	$ 459,336
Ratio of aggregate indebtedness to net capital	.36 to 1

Statement pursuant to Paragraph (d)(4) of Rule 17a-5:

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company for inclusion in its amended unaudited Part II FOCUS Report as of December 31, 2008 which was filed February 27, 2009.

See Report of Independent Public Accountants.

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com ▪ 888-542-6461 ▪ fax 888-542-3291

Report of Independent Public Accountants on Internal Control

To the Partners
Commonwealth Associates, L.P.

In planning and performing our audit of the consolidated financial statements of Commonwealth Associates, L.P. and Subsidiaries (the "Partnership") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-(3)(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss

from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the partners, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

New York, New York
February 27, 2009